UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

THE REGISTRANT IS FILING THIS REPORT ON FORM 6-K WHICH SHALL BE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2007 (FILE NO. 333-142898).

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 13, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

CONSTITUTIONAL COURT’S DECISION
Medellín, Colombia, July 12, 2007
•	The Constitutional Court did not revoke the decision that ordered the reopening of the investigation against some officers of Bancolombia.
Today, the Constitutional Court (Sala Plena) upheld decision No. 171 dated March 7, 2006 of one of the Revision Divisions (Sala de Revisión) of that Court, which ordered the reopening of the criminal investigation against some officers of Bancolombia S.A. (“Bancolombia”).
Scope of the Decision
This decision confirms that the criminal investigation against some of Bancolombia’s officers will continue.
It should be noted that both the affected officers of Bancolombia and the Prosecutor (Procuraduría General de la Nación) have appealed the decision of the Attorney General’s Office (Fiscalía Octava Delegada), dated January 4, 2007.
On its appeal, the officers of Bancolombia argue the lack of evidence of Attorney General’s Office decision violating due process and most importantly, disregarding the principle of res judicata.
The Prosecutor’s appeal also requests the nullity of the Attorney General’s Office decision.
As a consequence, while those appeals are pending, the Attorney General’s Office decision dated January 4, 2007 will be suspended.
Bancolombia intends, in support of its officers, to reaffirm the decision to prove before any court the absolute transparency of the acquisition of Banco de Colombia and the subsequent merger with Banco Industrial Colombiano, as it was reviewed and confirmed by different judicial levels at the time.
Bancolombia reaffirms its respect to the authorities as fundamental bases for the rule of law as a socially responsible entity that respects and values the institutions.